As filed with the Securities and Exchange Commission on September 29, 2017

Registration No. 333-114471

Registration No. 333-108135

Registration No. 333-102821

Registration No. 333-102439

Registration No. 333-41507

Registration No. 333-18261

Registration No. 333-08441

Registration No. 333-07677

Registration No. 333-00376

Registration No. 333-00324

Registration No. 033-97682

Registration No. 033-92582

Registration No. 033-91678

Registration No. 033-80212

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO:

FORM S-3 REGISTRATION STATEMENT NO. 333-00324

FORM S-3 REGISTRATION STATEMENT NO. 033-92582

FORM S-3 REGISTRATION STATEMENT NO. 033-80212

POST-EFFECTIVE AMENDMENT NO. 2 TO:

FORM S-3 REGISTRATION STATEMENT NO. 333-114471

FORM S-3 REGISTRATION STATEMENT NO. 333-108135

FORM S-3 REGISTRATION STATEMENT NO. 333-102821

FORM S-3 REGISTRATION STATEMENT NO. 333-07677

FORM S-3 REGISTRATION STATEMENT NO. 333-00376

FORM S-3 REGISTRATION STATEMENT NO. 033-91678

POST-EFFECTIVE AMENDMENT NO. 3 TO:

FORM S-3 REGISTRATION STATEMENT NO. 333-102439

FORM S-3 REGISTRATION STATEMENT NO. 333-08441

POST-EFFECTIVE AMENDMENT NO. 4 TO:

FORM S-3 REGISTRATION STATEMENT NO. 033-97682

POST-EFFECTIVE AMENDMENT NO. 5 TO:

FORM S-3 REGISTRATION STATEMENT NO. 333-41507

POST-EFFECTIVE AMENDMENT NO. 6 TO:

FORM S-3 REGISTRATION STATEMENT NO. 333-18261

Under

The Securities Act of 1933

VCA INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

95-4097995

(I.R.S. Employer Identification No.)

12401 West Olympic Boulevard

Los Angeles, California 90064-1022

(310) 571-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

VCA Inc. 2015 Equity Incentive Plan

VCA Antech, Inc. 2006 Equity Incentive Plan

2001 Stock Incentive Plan, as amended

Robert L. Antin

Chief Executive Officer and President

VCA Inc.

12401 West Olympic Boulevard

Los Angeles, California 90064-1022

(310) 571-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Frank Reddick

Akin Gump Strauss Hauer & Feld LLP

1999 Avenue of the Stars

Suite 600

Los Angeles, CA 90067-6022

(310) 728-3204

Approximate date of commencement of proposed sale of the securities to the public: N/A.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☑	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

EXPLANATORY NOTE

VCA Inc., a Delaware corporation (the “Company”), previously filed on September 12, 2017, Post-Effective Amendments to its Registration Statements on Form S-3 for the purpose of terminating the Registration Statements. However, the Company inadvertently included a reference to its Registration Statement on Form S-3 with File No. 333-36604, which the Company had previously withdrawn. This Post-Effective Amendment to the Registration Statements on Form S-3 is being filed to remove references to the Registration Statement on Form S-3 with File No. 333-36604.

DEREGISTRATION OF SECURITIES

This Post-Effective Amendment relates to the following Registration Statements of VCA Inc., a Delaware corporation (the “Company”), on Form S-3 (collectively, the “Registration Statements”) filed by the Company with the Securities and Exchange Commission (the “SEC”):

•	Registration Statement No. 333-114471, originally filed with the SEC on April 14, 2004, registering $250,000,000 in securities of the Company and 6,846,937 shares of common stock, par value $0.001 per share, of the Company (“Common Stock”);

•	Registration Statement No. 333-108135, originally filed with the SEC on August 21, 2003, registering 188,315 shares of Common Stock;

•	Registration Statement No. 333-102821, originally filed with the SEC on January 30, 2003, registering 10,050,000 shares of Common Stock;

•	Registration Statement No. 333-102439, originally filed with the SEC on January 10, 2003, registering 9,000,000 shares of Common Stock;

•	Registration Statement No. 333-41507, originally filed with the SEC on December 4, 1997, registering 192,580 shares of Common Stock;

•	Registration Statement No. 333-18261, originally filed with the SEC on December 19, 1996, registering 801,081 shares of Common Stock;

•	Registration Statement No. 333-08441, originally filed with the SEC on July 19, 1996, registering $37,100,000 in securities of the Company and 1,080,059 shares of Common Stock;

•	Registration Statement No. 333-07677, originally filed with the SEC on July 5, 1996, registering 460,563 shares of Common Stock;

•	Registration Statement No. 333-00376, originally filed with the SEC on January 18, 1996, registering 131,083 shares of Common Stock;

•	Registration Statement No. 333-00324, originally filed with the SEC on January 17, 1996, registering 156,303 shares of Common Stock;

•	Registration Statement No. 033-97682, originally filed with the SEC on October 3, 1995, registering 4,124,400 shares of Common Stock;

•	Registration Statement No. 033-92582, originally filed with the SEC on May 22, 1995, registering 184,062 shares of Common Stock;

•	Registration Statement No. 033-91678, originally filed with the SEC on April 27, 1995, registering 673,007 shares of Common Stock; and

•	Registration Statement No. 033-80212, originally filed with the SEC on June 14, 1994, registering 186,000 shares of Common Stock.

On September 12, 2017, pursuant to an Agreement and Plan of Merger, dated January 7, 2017, by and among the Company, MMI Holdings, Inc. a Delaware corporation (“Acquiror”), Venice Merger Sub Inc., a Delaware corporation (“Merger Sub”) and, solely for the purposes of Section 9.15 thereof, Mars, Incorporated, a Delaware corporation, Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Acquiror. In connection with the Merger, as of the date hereof, the Company has terminated all offerings of the Company’s securities pursuant to the Registration Statements.

As a result of the completion of the Merger, the Company has terminated all offerings of the Company’s securities pursuant to its existing registration statements under the Securities Act of 1933, as amended, including the Registration Statements. In accordance with an undertaking made by the Company in each of the Registration Statements to remove from registration, by means of a post-effective amendment, any of the securities that had been registered for issuance that remain unsold at the termination of the offering, the Company hereby removes and withdraws from registration all of such securities registered but unsold under the Registration Statements, if any. Each Registration Statement is hereby amended, as appropriate, to reflect the deregistration of such securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused these Post-Effective Amendments to the Registration Statements on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 29, 2017.

VCA INC.

By:	/s/ Tomas W. Fuller
	Name:	Tomas W. Fuller
	Title:	Chief Financial Officer and Vice President

No other person is required to sign the Post-Effective Amendments to the Registration Statements in reliance upon Rule 478 under the Securities Act of 1933.